Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 20, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10332
60/40 Strategic Allocation Port. 4Q ‘22 - Term 1/17/24 75/25 Strategic Allocation Port. 4Q ‘22 - Term 1/17/24
(each, a “Trust” and collectively the “Trusts”)
CIK No. 1935271 File No. 333-267033

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comments

Risk Factors

1.If the Funds held by a Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the prospectus.

2.If the Funds held by a Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon